# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIORA THERAPEUTICS, INC., CIK 0001580063
CUSIP: 74319F404
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 4330 LA JOLLA VILLAGE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92122
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-005221
Filed by CIK 0001595082

## Reporting persons
- M.H. Davidson & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,624; sole dispositive power 0; shared dispositive power 25,624; aggregate amount beneficially owned 25,624 (0.56% of the class)
  Comment: Includes 24,033 shares of Common Stock issuable upon conversion of notes. As more fully described in Item 4, the reported securities are subject to a 9.90% blocker. The number of shares of Common Stock in rows (6), (8) and (9) and the percentage in row (11) reflect the conversion in full of the notes reported on this cover page, however, the ability to convert such securities at any given time is subject to the 9.90% Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.
- Davidson Kempner Arbitrage, Equities and Relative Value LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 880,603; sole dispositive power 0; shared dispositive power 880,603; aggregate amount beneficially owned 880,603 (9.9% of the class)
  Comment: Includes 827,144 shares of Common Stock issuable upon conversion of notes. As more fully described in Item 4, the reported securities are subject to a 9.90% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).
- Davidson Kempner Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 906,227; sole dispositive power 0; shared dispositive power 906,227; aggregate amount beneficially owned 906,227 (9.9% of the class)
  Comment: Includes 851,177 shares of Common Stock issuable upon conversion of notes. As more fully described in Item 4, the reported securities are subject to a 9.90% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).
- Anthony A. Yoseloff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 906,227; sole dispositive power 0; shared dispositive power 906,227; aggregate amount beneficially owned 906,227 (9.9% of the class)
  Comment: Includes 851,177 shares of Common Stock issuable upon conversion of notes. As more fully described in Item 4, the reported securities are subject to a 9.90% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

## Item 1. Issuer
Name of issuer: BIORA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 4330 La Jolla Village Drive, Suite 300, San Diego, California 92122

## Item 2. Person Filing
Name of person filing:
This statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company ("CO GP"), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii) Davidson Kempner Arbitrage, Equities and Relative Value LP, a Cayman Islands exempted limited partnership ("DKAERV"). Davidson Kempner Multi-Strategy GP II LLC, a Delaware limited liability company ("DKAERV GP"), is the general partner of DKAERV and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKAERV GP. DKCM is responsible for the voting and investment decisions of DKAERV;

(iii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO and DKAERV ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li;; and

(iv) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the Common Stock, par value $0.001 ("Common Stock") of Biora Therapeutics, Inc. (the "Company") held by CO and DKAERV reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) CO - a New York limited partnership
(ii) DKAERV - a Cayman Islands exempted limited partnership
(iii) DKCM - a Delaware limited partnership
(iv) Anthony A. Yoseloff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 4,552,702 shares of Common Stock outstanding as of November 6, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2025, and assumes the conversion of the reported notes subject to the 9.90% Blocker (as defined below).

Pursuant to the terms of the reported notes, the Reporting Persons cannot convert any of such securities if the Reporting Persons would beneficially own, after any such conversion, more than 9.90% of the outstanding shares of Common Stock (the "9.90% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person give effect to the 9.90% Blocker. Consequently, as of June 30, 2025, the Reporting Persons were not able to convert all of such securities due to the 9.90% Blocker.
Percent of class: 9.90%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M.H. Davidson & Co.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP, General Partner of CO (08/04/2025)
- Davidson Kempner Arbitrage, Equities and Relative Value LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKAERV GP, General Partner of DKAERV (08/04/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (08/04/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (08/04/2025)